Exhibit 3.4

AMENDMENT No. 2 TO THE

AMENDED AND RESTATED BYLAWS OF

SELECT MEDICAL CORPORATION

         This is an Amendment, dated December 31, 2001 (the “Amendment”) to the Amended and Restated Bylaws of SELECT MEDICAL CORPORATION, a Delaware corporation (the “Company”), which were adopted on March 23, 2001 and were amended on September 17, 2001 (the “Bylaws”).

Background

         The Board of Directors of the Company wishes to increase the authorized number of members of the Board of Directors, and wishes to amend the Bylaws to allow for such an increase.

Amendment

1.     Section 2.2 of the Bylaws is hereby amended by replacing the phrase “nine (9)” in its entirety in the third line thereof with the phrase “ten (10).”

2.     Except as amended hereby, the Bylaws shall continue in effect in accordance with their terms.